SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 17)
NEUROCHEM INC.
(Name of Company)
COMMON SHARES, NO PAR VALUE
(Title of class of securities)
64125K101
(CUSIP Number)
Dr. Francesco Bellini
Chairman and Chief Executive Officer
Neurochem Inc.
275 Armand Frappier Blvd.
Laval, Quebec H7V 4A7, Canada
(450) 680-4500
(Persons Authorized to Receive Notices and Communications)

October 17, 2007
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) P. P. Luxco Holdings II S.A.R.L.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

	N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Luxembourg

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,068,368

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER

		11,068,368

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,068,368

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	24.7%

14.	TYPE OF REPORTING PERSON

	CO

CUSIP No. 64125K101	Schedule 13D	Page 3 of 28 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Picchio Pharma Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

	N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,419,368

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER

		11,419,368

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,419,368

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25.4%

14.	TYPE OF REPORTING PERSON

	HC, CO

CUSIP No. 64125K101	Schedule 13D	Page 4 of 28 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FMRC Family Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Alberta

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,669,368[1]

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER

11,669,368[1]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,669,368[1]

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.0%

14.	TYPE OF REPORTING PERSON

OO

[1]	As described in Item 4 of this amendment No. 17, FMRC is deemed to share beneficial ownership of the Neurochem Shares owned by each of Picchio and Luxco.

CUSIP No. 64125K101	Schedule 13D	Page 5 of 28 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John W. Churchill

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

	N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,669,368

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER

		11,669,368

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,669,368

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	26.0%

14.	TYPE OF REPORTING PERSON

	IN

CUSIP No. 64125K101	Schedule 13D	Page 6 of 28 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vernon H. Strang

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

	N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,669,368

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER

		11,669,368

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,669,368

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	26.0%

14.	TYPE OF REPORTING PERSON

	IN

CUSIP No. 64125K101	Schedule 13D	Page 7 of 28 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Power Technology Investment Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7.	SOLE VOTING POWER

NUMBER OF		1,166,666

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,419,368[2]

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH:		1,166,666

	10.	SHARED DISPOSITIVE POWER

11,419,368[2]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,586,034[2]

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.0%

14.	TYPE OF REPORTING PERSON (See Instructions)

HC, CO

[2]	As described in Item 6 as amended in amendment No. 14, Power Tech has tracking stock rights with respect to 5,534,184 of the Neurochem Shares directly owned by Luxco. Pursuant to such rights, Power Tech may request the disposition of up to 5,534,184 of the Neurochem Shares held by Luxco and included in the amounts given above. To exercise such rights, Power Tech must request the other shareholders of Picchio to assist it in causing Luxco to dispose of up to all 5,534,184 Neurochem Shares with respect to which Power Tech has tracking stock rights. Such other shareholders of Picchio have agreed that upon such request they will use all commercially reasonable efforts, subject to applicable law and agreements, to cause Luxco to dispose of the shares in accordance with Power Tech’s request. The net proceeds of such sale would be distributed to Power Tech as a dividend on the Class P Special Shares of Picchio held by Power Tech. In addition, Rocabe Investments Inc. (in the place of FMRC and 18056 Yukon Inc.) has corresponding tracking stock rights with respect to the remaining 5,534,184 Neurochem Shares directly owned by Luxco and included in the amounts given above.

CUSIP No. 64125K101	Schedule 13D	Page 8 of 28 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Francesco Bellini

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7.	SOLE VOTING POWER

NUMBER OF		837,499[3]

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		150,100[4]

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		837,499[3]

WITH:	10.	SHARED DISPOSITIVE POWER

150,100[4]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

987,599[5]

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%

14.	TYPE OF REPORTING PERSON

IN

[3]	Includes 166,666 common shares directly owned by Dr. Bellini, 530,833 common shares issuable under currently exercisable options and 140,000 common shares which Dr. Bellini is entitled to receive pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained.

[4]	Includes 150,100 common shares held of record by Dr. Bellini’s wife and which he may be deemed to beneficially own.

[5]	Includes 166,666 common shares directly owned by Dr. Bellini, 530,833 common shares issuable under currently exercisable options, 140,000 common shares which Dr. Bellini is entitled to receive pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained, and 150,100 common shares held of record by Dr. Bellini’s wife and which he may be deemed to beneficially own.

CUSIP No. 64125K101	Schedule 13D	Page 9 of 28 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roberto Bellini

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

	PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7.	SOLE VOTING POWER

NUMBER OF		53,700

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		53,700

WITH:	10.	SHARED DISPOSITIVE POWER

		5,534,184[6]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,587,884

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.5%

14.	TYPE OF REPORTING PERSON

	IN

[6]	Includes all of Rocabe Investments Inc.’s tracking stock rights received from 18056 Yukon Inc. (which received such rights from 1324286 Alberta Ltd. which in turn received such rights from FMRC) with respect to 5,534,184 of the Neurochem Shares directly owned by Luxco (originally disclosed in Item 6 as amended in amendment No. 14, and as amended in Item 4 of amendment No. 16 and Item 4 of this amendment No. 17).

CUSIP No. 64125K101	Schedule 13D	Page 10 of 28 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlo Bellini

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		54,200

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		54,200

WITH:	10	SHARED DISPOSITIVE POWER

		5,534,184[7]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,588,384

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.5%

14	TYPE OF REPORTING PERSON

	IN

[7]	Includes all of Rocabe Investments Inc.’s tracking stock rights received from 18056 Yukon Inc. (which received such rights from 1324286 Alberta Ltd. which in turn received such rights from FMRC) with respect to 5,534,184 of the Neurochem Shares directly owned by Luxco (originally disclosed in Item 6 as amended in amendment No. 14, and as amended in Item 4 of amendment No. 16 and Item 4 of this amendment No. 17).

CUSIP No. 64125K101	Schedule 13D	Page 11 of 28 pages
This Amendment No. 17 amends the Schedule 13D filed on October 3, 2003, as amended, including as amended by the most recent amendment on July 16, 2007 (the “Statement”), and is filed by (i) P.P. Luxco Holdings II S.A.R.L., (ii) Picchio Pharma, Inc., (iii) FMRC Family Trust, (iv) John W. Churchill, (v) Vernon H. Strang, (vi) Power Technology Investment Corporation, (vii) Dr. Francesco Bellini, (viii) Roberto Bellini and (ix) Carlo Bellini, relating to the common stock, no par value, of Neurochem Inc., a corporation organized under the Canada Business Corporations Act. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended hereby, all information previously filed remains in effect. This Amendment No. 17 is filed as a result of a sale by Dr. Bellini of partial control over Neurochem Shares to Roberto Bellini and Carlo Bellini.
ITEM 2. IDENTITY AND BACKGROUND
The first paragraph of Item 2 is amended and restated to read in its entirety as follows:
The Statement is being filed by P.P. Luxco Holdings II S.A.R.L. (“Luxco”), Picchio Pharma Inc. (“Picchio”), FMRC Family Trust (“FMRC”), John W. Churchill, Vernon H. Strang, Power Technology Investment Corporation (“Power Tech”), Dr. Francesco Bellini, Roberto Bellini and Carlo Bellini (the “Filing Persons”).
Item 2 is hereby amended by adding the following immediately prior to the third to last paragraph of Item 2:
Roberto Bellini is Executive Vice-President of Picchio. Roberto Bellini is also a beneficiary of FMRC. His principal business address is c/o Picchio Pharma Inc., 759 Square Victoria, Suite 224, Montreal, Quebec, Canada, H2Y 2J7. Roberto Bellini is a Canadian citizen.
Carlo Bellini is the Marketing Coordinator at Domodimonti International. Carlo Bellini is also a beneficiary of FMRC. His principal business address is c/o Domodimonti International, 759 Square Victoria, Suite 224, Montreal, Quebec, Canada, H2Y 2J7. Carlo Bellini is a Canadian citizen.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 is hereby amended by adding the following at the end thereof:
Item 4 of this Amendment is incorporated by reference in this Item 3.
On August 31, 2007, each of 1324286 Alberta Inc. (all of the common stock of which is owned by FMRC) and Power Tech made a loan of $10,000,000.00 to Picchio and Picchio used these funds to, among other things, repay the outstanding balance under the Credit Agreement. Following the repayment, the pledge of Neurochem Shares by Luxco pursuant to the Pledge Agreement was released, the certificates for the Neurochem Shares previously pledged were returned to Luxco and the Guarantee Agreement was terminated.
ITEM 4. PURPOSE OF TRANSACTION
Item 4 is hereby amended by adding the following at the end thereof:

CUSIP No. 64125K101	Schedule 13D	Page 12 of 28 pages
Pursuant to a share purchase transaction effected on October 17, 2007, Yukon sold all of the issued and outstanding class F special shares of Picchio to Rocabe Investments Inc., an Alberta corporation (“Rocabe”), in exchange for $15,883,108. Picchio’s class F special shares track the economic value and right of disposition of 5,534,184 Neurochem Shares held by Luxco. The ultimate source of funds for such acquisitions by Roberto Bellini and Carlo Bellini will be personal funds. On an interim basis, such acquisitions were financed pursuant to a promissory note between Rocabe and Yukon entered into on October 17, 2007. The summaries of the share purchase transaction and promissory note do not purport to be complete and are qualified in their entirety by reference to the complete text of the Consent, Intervention and Amendment filed as Exhibit GG hereto and the Promissory Note filed as Exhibit HH hereto and are incorporated herein by reference.
Picchio used an aggregate of $53,086.92 of funds under the Credit Agreement to make an open market purchase of 20,400 Neurochem Shares on August 29, 2007 at a price per share of $2.6023. The purpose of such purchase was to increase Picchio’s direct and indirect percentage ownership of the Company.
Dr. Francesco Bellini’s wife, Marisa Bellini, used $260,000.00 in personal funds to make an open market purchase of 100,000 Neurochem Shares on August 28, 2007 at a price per share of $2.6000. The purpose of such purchase was to increase Marisa Bellini’s direct percentage ownership of the Company.
Carlo Bellini used $47,250.00 in personal funds to make open market purchases of 15,000 Neurochem Shares on August 28, 2007 and 5,000 Neurochem Shares on August 29, 2007 at average prices per share of $2.35 and $2.40 per share, respectively. Other than as described immediately above, Carlo Bellini purchased his Neurochem shares in a series of transactions from June 19, 2002 to August 29, 2007 and at a price ranging from C$2.31 to C$28.68. The purpose of these purchases was to increase Carlo Bellini’s direct percentage ownership of the Company.
Roberto Bellini purchased his Neurochem shares in a series of transactions from June 20, 2002 to February 17, 2005 and at a price ranging from C$3.70 to C$23.40. The purpose of these purchases was to increase Roberto Bellini’s direct percentage ownership of the Company.
ITEM 5. INTEREST IN SECURITIES OF THE COMPANY
The second paragraph of subsection (a) of Item 5 is amended and restated to read in its entirety as follows:
The Filing Persons beneficially own, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, the number of Neurochem Shares as follows:
(i) Luxco owns of record 11,068,368 Neurochem Shares (or 24.7% of the outstanding Neurochem Shares);
(ii) Picchio, by virtue of its ownership of all of the issued and outstanding voting equity securities of Luxco, may be deemed to share beneficial ownership of the Neurochem Shares

CUSIP No. 64125K101	Schedule 13D	Page 13 of 28 pages
owned by Luxco. In addition, Picchio owns, beneficially and of record, 351,000 Neurochem Shares. As a result of these holdings, Picchio beneficially owns 11,419,368 Neurochem Shares (or 25.4% of the outstanding Neurochem Shares);
(iii) FMRC, by virtue of its ownership of all of the issued and outstanding voting equity securities of Alberta, which in turn owns 50% of the issued and outstanding voting equity securities of Picchio, may be deemed to share beneficial ownership of the Neurochem Shares owned by each of Picchio and Luxco. FMRC also directly owns, beneficially and of record, 250,000 Neurochem Shares. As a result of these holdings, FMRC beneficially owns 11,669,368 Neurochem Shares (or 26.0% of the outstanding Neurochem Shares);
(iv) Messrs. Churchill and Strang, solely by virtue of their status as trustees of FMRC, may be deemed to share beneficial ownership of the Neurochem Shares owned by each of Picchio and Luxco and the shares owned directly by FMRC, resulting in each of them beneficially owning 11,669,368 Neurochem Shares (or 26.0% of the outstanding Neurochem Shares);
(v) Power Tech, by virtue of its ownership of 50% of the issued and outstanding voting equity securities of Picchio, may be deemed to share beneficial ownership of the Neurochem Shares owned by each of Picchio and Luxco. Power Tech also directly owns, beneficially and of record, 1,166,666 Neurochem Shares. As a result of these holdings, Power Tech beneficially owns 12,586,034 Neurochem Shares (or 28.0% of the outstanding Neurochem Shares); and
(vi) Dr. Francesco Bellini has beneficial ownership of 987,599 Neurochem Shares (or 2.2% of the outstanding Neurochem Shares), of which (i) 166,666 are owned directly by Dr. Bellini, (ii) 530,833 are issuable under options that are currently exercisable or exercisable within 60 days; (iii) 140,000 are issuable immediately or within 60 days in consideration of Dr. Bellini’s services and the accomplishment of certain performance targets pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained; and (iv) 150,100 are held of record by his wife and which he may be deemed to beneficially own; and
(vii) Roberto Bellini has beneficial ownership of 53,700 Neurochem Shares (or less than 1.0% of the outstanding Neurochem Shares), of which all 53,700 are owned directly by Roberto Bellini. In addition, Roberto Bellini, by virtue of his ownership of 50% of the issued and outstanding voting equity securities of Rocabe, may be deemed to share all of Rocabe’s tracking stock rights and the indirect right of disposition with respect to 5,534,184 of the Neurochem Shares directly owned by Luxco, thus representing an aggregate beneficial ownership of 5,587,884 (or 12.5% of the outstanding Neurochem Shares); and
(viii) Carlo Bellini has beneficial ownership of 54,200 Neurochem Shares (or less than 1.0% of the outstanding Neurochem Shares), of which all 54,200 are owned directly by Carlo Bellini. In addition, Carlo Bellini, by virtue of his ownership of 50% of the issued and outstanding voting equity securities of Rocabe, may be deemed to share all of Rocabe’s tracking stock rights and the indirect right of disposition with respect to 5,534,184 of the Neurochem Shares directly owned by Luxco, thus representing a beneficial ownership of 5,588,384 (or 12.5% of the outstanding Neurochem Shares).

CUSIP No. 64125K101	Schedule 13D	Page 14 of 28 pages
The fifth paragraph of subsection (a) of Item 5 is amended and restated to read in its entirety as follows:
By virtue of the Shareholders Agreement, as amended, Power Tech, FMRC, Picchio, Dr. Francesco Bellini, Roberto Bellini, Carlo Bellini and Messrs. Churchill and Strang may be deemed to be members of a group as defined in Rule 13d-5(b). However, by virtue of the waivers filed as Exhibit U hereto, (i) Power Tech was not acting in concert with any of the other foregoing persons in connection with the acquisition of its additional 300,000 Neurochem Shares reported in Amendment No. 2 to the Statement, the additional aggregate 450,000 Neurochem Shares reported in Amendment No. 3 to the Statement, and the additional 250,000 Neurochem Shares reported in Amendment No. 7 to the Statement, and (ii) FMRC and, by virtue of their relationships to FMRC, Messrs Strang and Churchill were not acting in concert with any of the other foregoing persons in connection with its acquisition of the additional 250,000 Neurochem Shares reported in Amendment No. 7 to the Statement.
FMRC, Picchio, Luxco, Mr. Churchill and Mr. Strang each disclaims beneficial ownership of (j) the 987,599 Neurochem Shares (of which 530,833 are issuable under options that are currently exercisable or exercisable within 60 days, and of which 140,000 are issuable immediately or within 60 days pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained) owned by Dr. Bellini, 837,499 of which are owned beneficially and of record by Dr. Bellini and 150,100 of which are held of record by his wife and which he may be deemed to beneficially own, (k) the 1,166,666 Neurochem Shares owned beneficially and of record by Power Tech, (l) the 53,700 Neurochem Shares owned beneficially and of record by Roberto Bellini, and (m) the 54,200 Neurochem Shares owned beneficially and of record by Carlo Bellini. In addition, each of Picchio and Luxco disclaims beneficial ownership of (n) the 250,000 Neurochem Shares owned beneficially by FMRC and, by virtue of their relationships to FMRC, Messrs Strang and Churchill.
Power Tech disclaims beneficial ownership of (o) the 250,000 Neurochem Shares owned beneficially by FMRC and, by virtue of their relationships to FMRC, Messrs Strang and Churchill, (p) the 987,599 Neurochem Shares (of which 530,833 are issuable under options that are currently exercisable or exercisable within 60 days, and of which 140,000 are issuable immediately or within 60 days pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained) owned by Dr. Bellini, 837,499 of which are owned beneficially and of record by Dr. Bellini and 150,100 of which are held of record by his wife and which he may be deemed to beneficially own, (q) the 53,700 Neurochem Shares owned beneficially and of record by Roberto Bellini, and (r) the 54,200 Neurochem Shares owned beneficially and of record by Carlo Bellini.
Roberto Bellini disclaims beneficial ownership of (s) the 987,599 Neurochem Shares (of which 530,833 are issuable under options that are currently exercisable or exercisable within 60 days, and of which 140,000 are issuable immediately or within 60 days pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained) owned by Dr. Bellini, 837,499 of which

CUSIP No. 64125K101	Schedule 13D	Page 15 of 28 pages
are owned beneficially and of record by Dr. Bellini and 150,100 of which are held of record by his wife and which he may be deemed to beneficially own, (t) the 1,166,666 Neurochem Shares owned beneficially and of record by Power Tech, (u) the 250,000 Neurochem Shares owned beneficially by FMRC and, by virtue of their relationships to FMRC, Messrs. Strang and Churchill and (v) the 54,200 Neurochem Shares owned beneficially and of record by Carlo Bellini.
Carlo Bellini disclaims beneficial ownership of (w) the 987,599 Neurochem Shares (of which 530,833 are issuable under options that are currently exercisable or exercisable within 60 days, and of which 140,000 are issuable immediately or within 60 days pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained) owned by Dr. Bellini, 837,499 of which are owned beneficially and of record by Dr. Bellini and 150,100 of which are held of record by his wife and which he may be deemed to beneficially own, (x) the 1,166,666 Neurochem Shares owned beneficially and of record by Power Tech, (y) the 250,000 Neurochem Shares owned beneficially by FMRC and, by virtue of their relationships to FMRC, Messrs Strang and Churchill and (z) the 53,700 Neurochem Shares owned beneficially and of record by Roberto Bellini.
Dr. Bellini disclaims beneficial ownership of all of the Neurochem Shares held by the other Filing Persons.
The sixth paragraph of subsection (a) of Item 5 is amended and restated to read in its entirety as follows:
Mutual funds which are managed or distributed indirectly by IGM Financial Inc., 55.9% of the common stock of which is owned directly by Power Financial Corporation and 3.5% of which is owned indirectly by Great-West Lifeco Inc., and segregated or other managed funds or index accounts of subsidiaries of Great-West Lifeco Inc., 70.5% of the common stock of which is owned directly by Power Financial Corporation and 4.2% of which is owned by IGM Financial Inc., in the ordinary course of their investment management businesses, subject to applicable law, may hold and trade in Neurochem Shares. Power Corp., a corporation of which Mr. Paul G. Desmarais controls 63.2% of the voting power, owns 66.4% of the common stock of Power Financial Corporation. Neither Power Corp., nor Power Financial Corporation, or any of their officers, directors or employees, are involved in the exercise of the voting and investment powers with respect to securities of the Company for those funds or accounts, and, accordingly, the securities positions of those funds or accounts in the Company, if any, are not included.
The fourth and fifth sentences of subsection (b) of Item 5 are amended and restated to read in their entirety as follows:
Dr. Francesco Bellini has sole voting and dispositive power over the 837,499 Neurochem Shares owned of record by him (including 530,833 shares issuable under currently exercisable options and 140,000 shares currently issuable pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained). Dr. Bellini’s wife, Marisa Bellini, has sole voting and dispositive power over the 150,100 Neurochem Shares owned of record by her. Roberto Bellini has sole voting and dispositive power of 53,700 Neurochem Shares owned of record by him.

CUSIP No. 64125K101	Schedule 13D	Page 16 of 28 pages
Subsection (c) of Item 5 is amended to add the following at the end thereof:
Picchio used an aggregate of $53,086.92 of funds under the Credit Agreement to make an open market purchase of 20,400 Neurochem Shares on August 29, 2007 at a price per share of $2.6023. Dr. Bellini’s wife, Marisa Bellini, used $260,000.00 in person funds to make an open purchase of 100,000 Neurochem Shares on August 28, 2007 at a price per share of $2.60.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 4 of this Amendment is incorporated by reference in this Item 6.
Item 6 is hereby amended and supplemented by adding the following paragraph immediately prior to the second paragraph thereof:
On October 17, 2007, Yukon, Rocabe, Roberto Bellini, Carlo Bellini, Power Tech, Picchio, FMRC, Dr. Bellini and Alberta entered into a Consent, Intervention and Amendment (the “Consent, Intervention and Amendment”) to the Shareholders Agreement. Under the Consent, Intervention and Amendment, Rocabe agreed to be bound by the terms and conditions of the Shareholders Agreement and each of Roberto Bellini, Carlo Bellini and Rocabe agreed that Rocabe will continue to be wholly-owned by Roberto Bellini and/or Carlo Bellini so long as Rocabe is a shareholder of Picchio. The foregoing description is qualified in its entirety by reference to the Consent, Intervention and Amendment, which is filed as Exhibit GG hereto and incorporated herein by reference.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
The following Exhibit is amended and restated in its entirety and attached hereto:
H. Joint Filing Agreement.
The following Exhibit is attached hereto:
GG. Consent, Intervention and Amendment, dated as of October 17, 2007, by and among 18056 Yukon Inc., Rocabe Investments Inc., Roberto Bellini, Carlo Bellini, Power Technology Investment Corporation, Picchio Pharma Inc., Vern Strang as trustee of FMRC Family Trust, Dr. Francesco Bellini and 1324286 Alberta Ltd.
HH. Promissory Note dated October 17, 2007.

CUSIP No. 64125K101	Schedule 13D	Page 17 of 28 pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2007

P.P. LUXCO HOLDINGS II S.A.R.L.

	By:	/s/ Dr. Francesco Bellini
	Name:	Dr. Francesco Bellini
	Title:	Manager

	By:	/s/ Jean-Christophe Dauphin

	Name:	Jean-Christophe Dauphin
	Title:	Manager

CUSIP No. 64125K101	Schedule 13D	Page 18 of 28 pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2007

PICCHIO PHARMA INC.

	By:	/s/ Dr. Francesco Bellini
	Name:	Dr. Francesco Bellini
	Title:	Chairman and Director

CUSIP No. 64125K101	Schedule 13D	Page 19 of 28 pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2007

FMRC FAMILY TRUST

	By:	/s/ Vernon H. Strang
	Name:	Vernon H. Strang
	Title:	Trustee

CUSIP No. 64125K101	Schedule 13D	Page 20 of 28 pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: October 19, 2007

/s/ John W. Churchill
JOHN W. CHURCHILL, Trustee

CUSIP No. 64125K101	Schedule 13D	Page 21 of 28 pages

SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: October 19, 2007

/s/ Vernon H. Strang
VERNON H. STRANG, Trustee

CUSIP No. 64125K101	Schedule 13D	Page 22 of 28 pages

SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2007

POWER TECHNOLOGY INVESTMENT CORPORATION

	By:	/s/ Peter Kruyt
	Name:	Peter Kruyt
	Title:	President

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SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: October 19, 2007

/s/ Dr. Francesco Bellini
DR. FRANCESCO BELLINI

CUSIP No. 64125K101	Schedule 13D	Page 24 of 28 pages

SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: October 19, 2007

/s/ Roberto Bellini
ROBERTO BELLINI

CUSIP No. 64125K101	Schedule 13D	Page 25 of 28 pages

SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: October 19, 2007

/s/ Carlo Bellini
CARLO BELLINI

CUSIP No. 64125K101	Schedule 13D	Page 26 of 28 pages

EXHIBIT INDEX
EXHIBIT NAME
A.	Directors and Executive Officers of Power Corporation of Canada.***********

B.	Persons who may be deemed in control of Power Technology Investment Corporation.*

C.	Directors and Executive Officers of the Filing Persons.

D.	Subscription Agreement by and among Neurochem Inc., P.P. Luxco Holdings II S.A.R.L. and Picchio Pharma Inc., dated July 25, 2002.*

E.	Amended and Restated Shareholders Agreement, dated November 9, 2006 by and among Power Investment Technology Corporation, FMRC Family Trust, Picchio Pharma Inc. and Dr. Francesco Bellini.

F.	Warrant dated July 25, 2002.*

G.	Warrant dated February 18, 2003.*

H.	Joint Filing Agreement.

I.	Memorandum of Agreement between Torquay Consultadoria y Servicios LDA and Power Tech, dated May 5, 2004, with an effective date of May 6, 2004. **

J.	Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of April 30, 2004.**

K.	Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of May 27, 2004 up until August 31, 2004.

L.	Memorandum of Agreement, dated as of May 28, 2004, by and between DKR Saturn Event Driven Holding Fund Ltd. and Power Tech. ***

M.	Memorandum of Agreement, dated as of May 28, 2004, by and between DKR Saturn Multi-Strategy Holding Fund Ltd. and Power Tech.***

*	Previously filed with Schedule 13D on October 3, 2003.

**	Previously filed with Amendment No. 2 to Schedule 13D on May 11, 2004.

***	Previously filed with Amendment No. 3 to Schedule 13D on July 26, 2004.

****	Previously filed with Amendment No. 4 to Schedule 13D on August 2, 2004.

CUSIP No. 64125K101	Schedule 13D	Page 27 of 28 pages
N.	Memorandum of Agreement, dated as of July 22, 2004, by and between Viking Global Equities LP and Power Tech.***

O.	Memorandum of Agreement, dated as of July 22, 2004, by and between VGE III Portfolio Ltd. and Power Tech.***

P.	Credit Agreement, dated as of July 30, 2004, by and between Picchio and National Bank of Canada.****

Q.	Pledge Agreement, dated July 30, 2004 by and between Luxco and National Bank of Canada.****

R.	Guarantee Agreement, dated July 30, 2004 by and between Luxco and National Bank of Canada.****

S.	Commitment Letter, dated February 14, 2005.******

T.	Agreement made as of December 1, 2004 by and between the Company and Dr. Bellini.******

U.	Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of March 3, 2005.*******

V.	Acknowledgement of Debt, made on March 9, 2005, by and between Vern Strang As Trustee of The FMRC Family Trust and 18056 Yukon Inc.*******

W.	Underwriting Agreement by and among Neurochem Inc., UBS Securities LLC, CIBC World Markets Corp., Piper Jaffray & Co., Desjardins Securities Inc., Wells Fargo Securities, LLC, BMO Nesbitt Burns Inc., and Fortis Securities LLC (Incorporated by reference to Exhibit 3 to the Company’s registration statement on Form F-10 filed with the Securities and Exchange Commission (file no. 333-122965) on March 4, 2005).

X.	Notice of Pledge, dated April 21, 2005, by Luxco to National Bank of Canada. *******

Y.	Credit Agreement, dated January 26, 2006 by and between Picchio and National Bank of Canada.**********

******	Previously filed with Amendment No. 6 to Schedule 13D on February 25, 2005.

*******	Previously filed with Amendment No. 7 to Schedule 13D on March 9, 2005.

********	Previously filed with Amendment No. 8 to Schedule 13D on April 25, 2005.

*********	Previously filed with Amendment No. 9 to Schedule 13D on July 25, 2005.

**********	Previously filed with Amendment No. 10 to Schedule 13D on January 30, 2006.

***********	Previously filed with Amendment No. 12 to Schedule 13D on August 22, 2006.

CUSIP No. 64125K101	Schedule 13D	Page 28 of 28 pages
Z.	Guarantee Agreement, dated January 26, 2006 by and between Luxco and National Bank of Canada.**********

AA.	Pledge Agreement, dated January 26, 2006 by and between Luxco and National Bank of Canada.**********

BB.	Indenture dated as of November 9, 2006 by and between the Company and The Bank of New York, as trustee.***********

CC.	Registration Rights Agreement dated as of November 9, 2006 by and between the Company and UBS Securities LLC.***********

DD.	Voting Agreement dated as of May 1, 2007 by and among the Company and the Shareholders. ************

EE.	Lock-Up Agreement dated as of May 1, 2007 by and among the Company and Dr. Bellini************

FF.	Consent and Intervention dated July 12, 2007 by and among Vern Strang es qualité Trustee of The FMRC Family Trust, Dr. Francesco Bellini, 18056 Yukon Inc., 1324286 Alberta Ltd., Power Technology Investment Corporation and Picchio Pharma Inc.*************

GG.	Consent, Intervention and Amendment, dated October 17, 2007 by and among 18056 Yukon Inc., Rocabe Investments Inc., Roberto Bellini, Carlo Bellini, Power Technology Investment Corporation, Picchio Pharma Inc., Vern Strang as trustee of FMRC Family Trust, Dr. Francesco Bellini and 1324286 Alberta Ltd.

HH.	Promissory Note dated October 17, 2007.

***********	Previously filed with Amendment No. 14 to Schedule 13D on November 13, 2006.

************	Previously filed with Amendment No. 15 to Schedule 13D on May 3, 2007.

*************	Previously filed with Amendment No. 16 to Schedule 13D on July 16, 2007.